                                                                    EXHIBIT 99.4

                                     [LOGO]

      SWAN HOUSE, 24 BRIDGE STREET, LEATHERHEAD, SURREY, KT22 8BZ, ENGLAND
               TELEPHONE 44 (0)1372 389300. FAX 44 (0)1372 389303
                      WEBSITE www.walsh-international.com

                                                                    June 2, 1998

Dear Stockholder:

    You are cordially invited to attend the special meeting of stockholders (the "Special Meeting") of Walsh International Inc. ("Walsh"), which will be held on June 24, 1998, at 10:00 a.m., local time, at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, 11th floor, New York, New York.

    At the Special Meeting, holders of shares of Common Stock, par value $.01 per share, of Walsh ("Walsh Common Stock") will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") among Cognizant Corporation ("Cognizant"), WAC Inc. ("Merger Sub"), a subsidiary of Cognizant, and Walsh, with respect to the merger of Merger Sub into Walsh as provided for in the Merger Agreement (the "Merger"). In the Merger, each outstanding share of Walsh Common Stock is expected to be converted into a fraction of a share of common stock, par value $.01 per share, of Cognizant ("Cognizant Common Stock") on the basis of an exchange ratio determined by reference to the average of the closing sale prices per share of Cognizant Common Stock on the New York Stock Exchange Composite Transactions Tape on each of the 15 consecutive trading days immediately preceding the second trading day prior to the effective time of the Merger. The application of the exchange ratio is more fully described under the caption "The Merger--Merger Consideration" in the accompanying Proxy Statement/Prospectus. The closing sale price of Cognizant Common Stock on May 27, 1998 was $50 1/2 per share and, if this price were used to set the exchange ratio, the exchange ratio would be
0.3041 shares of Cognizant Common Stock for each share of Walsh Common Stock.

    As more fully discussed in the accompanying Proxy Statement/Prospectus, Cognizant has announced a planned spin-off distribution (the "Cognizant Distribution") that will result in its reorganization into two separately-owned, publicly-traded corporations: IMS Health Incorporated, a Delaware corporation ("IMS HEALTH"), and Nielsen Media Research, Inc., a Delaware corporation ("NMR"). The Cognizant Distribution is subject to, among other things, final approval by Cognizant's Board of Directors. The Cognizant Distribution is expected to be made on or about June 30, 1998 to holders of record of Cognizant Common Stock as of a date approximately five days prior to the Cognizant Distribution (the "Cognizant Distribution Record Date"). Additional information with respect to the Cognizant Distribution, IMS HEALTH and NMR is included in Annex IV to the accompanying Proxy Statement/Prospectus.

    Cognizant and Walsh currently expect that the Merger will be completed prior to the Cognizant Distribution Record Date. In that event, the Merger will be completed as described above, and holders of Walsh Common Stock thereafter will participate in the Cognizant Distribution on the same terms and conditions as other holders of Cognizant Common Stock. However, the Merger Agreement makes provision for the possibility that the Merger will not be completed prior to the Cognizant Distribution Record Date. In that event, subject to the other conditions to the Merger (which will remain in effect): (1) the Merger will be deferred until no earlier than the date that is 18 trading days following the commencement of "regular way" trading in the common stock, par value $.01 per share, of IMS HEALTH ("IMS HEALTH Common Stock") on the New York Stock Exchange; and (2) in lieu of Cognizant Common Stock, each outstanding share of Walsh Common Stock will be converted into a fraction of a share of IMS HEALTH Common Stock on the basis of an exchange ratio determined by reference to the average of the closing sale prices per share of IMS HEALTH Common Stock on the New York Stock Exchange Composite Transactions Tape on each of the 10 consecutive trading days immediately preceding the second trading day prior to the effective time of the Merger, as more fully described under the caption "The Merger--Merger Consideration" in the accompanying Proxy Statement/Prospectus. As of the date hereof, there is no established trading market for the IMS HEALTH Common Stock, although "when issued" trading on the New York Stock Exchange is expected to commence on the trading day following the Cognizant Distribution Record Date and "regular way" trading on the New York Stock Exchange is expected to commence following the Cognizant Distribution. The terms of the exchange ratio applicable to IMS HEALTH Common Stock are designed to reset the exchange ratio to take into account the relative market prices of IMS HEALTH Common Stock and NMR Common Stock for a period following the Cognizant Distribution. The actual value of the IMS HEALTH Common Stock so received necessarily will be dependent, in certain respects, upon facts and circumstances existing at the time of the Merger. See "Risk Factors--Risks Relating to IMS HEALTH--Relative Market Values of IMS HEALTH and NMR Following Cognizant Distribution."

    In either case, Walsh stockholders will receive cash in lieu of fractional shares that otherwise would be issued in the Merger. As a result of the Merger, Walsh will become a wholly owned subsidiary of either Cognizant or IMS HEALTH.

    You should read carefully the accompanying Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus for details of the Merger, the Cognizant Distribution and additional related information.

    THE BOARD OF DIRECTORS OF WALSH HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF WALSH AND ITS STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS OF WALSH VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    I look forward to meeting with those stockholders who are able to be present at the Special Meeting; however, whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

    PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD. If the Merger Agreement is approved and adopted by the Walsh stockholders and the Merger is consummated, you will receive a transmittal form and instructions for the surrender and exchange of your shares.

    Thank you for your cooperation.

                                          Sincerely,

                                          /s/ Michael A. Hauck
                                          Michael A. Hauck
                                          Chief Executive Officer

                                       2